Filed Pursuant to Rule 424(b)(3)

Registration No. 333-194932

Prospectus Supplement No. 1

(to Prospectus dated July 23, 2014)

PROSPECTUS

Magnum Hunter Resources Corporation

4,300,000 Shares of Common Stock

This Prospectus Supplement No. 1, dated July 29, 2014 (this “Supplement”), is being filed to update, amend and supplement the information previously included in our prospectus, dated July 23, 2014 (the “Prospectus”), with certain information contained in the Form 8-K filed with the Securities and Exchange Commission on July 29, 2014 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Supplement. The information in the Form 8-K that has been furnished and not filed under Item 7.01 of Form 8-K pursuant to General Instruction B.2 of Form 8-K is not made a part of this Supplement and shall not be deemed to be filed with or included in this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

July 29, 2014 (July 28, 2014)

MAGNUM HUNTER RESOURCES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-32997	86-0879278
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

777 Post Oak Boulevard, Suite 650

Houston, Texas 77056

(Address of principal executive offices, including zip code)

(832) 369-6986

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01              Regulation FD Disclosure.

On July 29, 2014, Magnum Hunter Resources Corporation (the “Company”) issued a press release in Australia related to the findings of the Australian Government Takeovers Panel (the “Panel”) in connection with the takeover offer by the Company for Ambassador Oil and Gas Limited, an Australian company listed on the ASX (ASX: AQO) (“Ambassador”).  A copy of the press release is attached hereto as Exhibit 99.1.

* * * * *

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 7.01 of this Current Report on Form 8-K, including the related Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

Item 8.01              Other Events.

On June 10, 2014, the Company filed a Current Report on Form 8-K to report under Item 8.01 that the Company had filed with the Australian Securities Exchange (the “ASX”) a notice of intention to make a takeover offer (the “Notice”) for Ambassador, stating the Company’s intention to make an offer to acquire all of the outstanding ordinary (or common) shares of Ambassador in exchange for common stock of the Company.

On June 16, 2014, Ambassador released an announcement stating that its board of directors (the “Ambassador Board”) had determined that a competing bid for Ambassador (which was subsequently increased, collectively, the “Drillsearch Offer”) by Drillsearch Energy Limited, an Australian company listed on the ASX (ASX: DLS) (“Drillsearch”), was superior to the Company’s offer announced on June 10, 2014 and that the Ambassador Board had recommended that Ambassador shareholders accept the Drillsearch Offer.

On June 17, 2014, the Company filed with the ASX a supplement to the Notice, stating that the Company intended to increase its offer consideration for the shares of Ambassador and removing any closing conditions (the “Revised Offer”).

On June 19, 2014, Ambassador issued an announcement stating that, in light of the Company’s Revised Offer, the Ambassador Board has now withdrawn its recommendation of the Drillsearch Offer and would continue to assess the merits of the Company’s Revised Offer.

On June 20, 2014, the Company, through its wholly owned subsidiary, Outback Shale Hunter Pty Ltd, an Australian company, lodged a Bidder’s Statement with the Australian Securities and Investments Commission (“ASIC”) to commence its takeover offer (the “Offer”) for Ambassador.  Pursuant to the Offer, the Company is offering one share of Company common stock, par value $0.01 per share, for every 23.6 ordinary (or common) shares of Ambassador.

In response to the June 16, 2014 announcement by Ambassador that shareholders of Ambassador holding approximately 26.43% of Ambassador’s shares, and both Ambassador’s non-executive chairman and managing director (representing approximately 6.34% of Ambassador’s shares), had accepted the Drillsearch Offer, on June 17, 2014, the Company made an application (the “Application”) to the Panel to consider certain actions taken by Ambassador and Drillsearch.  The Company made the Application out of concerns that the actions of Ambassador and Drillsearch denied Ambassador shareholders the opportunity to participate in the Company’s improved offer, and that such acceptances of the Drillsearch Offer did not take place in an efficient, competitive and informed market and were inconsistent with the actions that would normally be associated with achieving the best possible outcome for Ambassador shareholders.

After considering multiple submissions by the Company, Ambassador, Drillsearch and others relating to the Application, on July 28, 2014, the Panel made a “declaration of unacceptable circumstances” (the “Declaration”) in relation to the affairs of Ambassador.  Specifically, the Panel determined that, among other things,

•                  Drillsearch was associated with certain directors and shareholders of Ambassador and a corporate advisor to Ambassador, whom, in the aggregate, owned or controlled a substantial block of Ambassador’s outstanding ordinary (or common) shares, for the purpose of controlling or influencing the conduct of Ambassador’s affairs;

•                  As a result of this association, Drillsearch had voting power of at least 19.5% of Ambassador prior to Drillsearch acquiring its 19.9% pre-bid stake in Ambassador, and therefore Drillsearch’s pre-bid stake was acquired in breach of Australian law; and

•                  The corporate advisor to Ambassador and an Ambassador director arranged for public statements (“Intention Statements”) by certain directors and shareholders of Ambassador of their intention to accept the Drillsearch Offer within 14 days of the opening of the offering period, in the absence of a superior proposal.  The Panel determined that the acceptance of the Drillsearch Offer by these directors and shareholders four days after the Drillsearch Offer opened was in contravention of their Intention Statements, to which ASIC’s truth in takeovers policy applied.

As a result of the unacceptable circumstances set forth in the Declaration, on July 28, 2014, the Panel issued certain final orders, summarized below (the “Final Orders”):

•                  Drillsearch is required to lodge with ASIC and ASX and dispatch to Ambassador shareholders a supplementary bidder’s statement in a form approved by the Panel;

•                  Drillsearch must ensure that its offer remains open for a period of not less than 21 days after the date on which its supplementary bidder’s statement is sent to Ambassador shareholders;

•                  Acceptances of the Drillsearch Offer by certain interested parties representing 19.55% of the issued shares of Ambassador are reversed and those parties must wait 14 days from the release of Drillsearch’s supplementary bidder’s statement before deciding whether to accept the Drillsearch Offer; and

•                  The former Ambassador shareholders who sold their shares as part of Drillsearch’s 19.9% pre-bid stake, and all other shareholders who have accepted the Drillsearch Offer representing a further 14.69%, are given a “withdrawal” right which is operative up until 14 days after the release of Drillsearch’s supplementary bidder’s statement.

The foregoing summary of the Declaration and Final Orders does not purport to be complete and is qualified in its entirety to the full text of the Declaration and Final Orders, copies of which, together with a Media Release issued by the Panel, is attached hereto as Exhibit 99.2.

The Company previously extended the offer period in relation to its Revised Offer to August 22, 2014. In light of the Declaration and the Final Orders, which created a more level playing field where all Ambassador shareholders can more properly consider the competing Company and Drillsearch bids for Ambassador in due course, the Company, through its wholly-owned subsidiary, intends to proceed with the Offer and lodge with ASIC and ASX and dispatch to Ambassador shareholders a supplementary bidder’s statement containing additional information regarding the Company and the Offer.

* * * * *

Notice to U.S. Shareholders of Ambassador. The offer described in this report is for the securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. You should be aware that the offeror may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K includes “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect operations, financial performance, and other factors as discussed in this current report and other filings made by us with the SEC. Among the factors that could cause results to differ materially are those risks discussed in this and other reports filed by us with the SEC. You are urged to carefully review and consider the cautionary statements and other disclosures made in this and those filings, specifically those under the heading “Risk Factors.” Forward-looking statements speak only as of the date of the document in which they are contained, and we do not undertake any duty to update any forward-looking statements except as may be required by law.

Item 9.01              Financial Statements and Exhibits.

(d)          Exhibits

Exhibit Number	Description
99.1	Press Release of Magnum Hunter Resources Corporation, dated July 29, 2014.
99.2	Media Release, Declaration of Unacceptable Circumstances and Orders of the Australian Government Takeovers Panel, dated July 28, 2014.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNUM HUNTER RESOURCES CORPORATION

Date: July 29, 2014	/s/ Gary C. Evans
Gary C. Evans,
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release of Magnum Hunter Resources Corporation, dated July 29, 2014.
99.2	Media Release, Declaration of Unacceptable Circumstances and Orders of the Australian Government Takeovers Panel, dated July 28, 2014.